Yucheng Announces Resignation of Board Member

BEIJING, China, May 25, 2010 –Yucheng Technologies Limited (NASDAQ: YTEC) today announced the resignation from its board of directors of Mr. Chi Wei Joong who had been serving on Yucheng’s board of directors since 2007. The resignation took effect on May 24, 2010. Yucheng will not be filling the vacancy created by Mr. Joong’s resignation.

“On behalf of Yucheng, I want to thank Mr. Joong for his service and for his contribution to the Company. He has played a very important role in overseeing the Company’s growth during the last few years. Joong’s industry experiences have always been valuable to us,” said Weidong Hong, Chairman and Chief Executive Officer of the company.

About Yucheng Technologies Limited

Yucheng is a leading provider of IT solutions to China's banking industry. Headquartered in Beijing, China, Yucheng currently has approximately 2,200 employees and has established an extensive network to serve banking clients nationwide. For more information, please visit: http://www.yuchengtech.com/english/

For more information, please contact:

Yucheng Technologies Limited
Steve Dai
Phone: +86-10-5913-7889
Email: investors@yuchengtech.com